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                                                      File No. _________________






                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                     JIAOZUO AES WANG FANG POWER COMPANY LIMITED
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                        (Name of foreign utility company)





                               THE AES CORPORATION
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    (Name of filing company, if filed on behalf of a foreign utility company)



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     The Commission is requested to mail copies of all  correspondence  relating to this Notification to:

     William R. Luraschi
     General Counsel
     The AES Corporation
     1001 N. 19th Street
     Arlington, Virginia 22209

     The AES Corporation hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), this Form U-57 on behalf of Jiaozuo Wang Fang Power Company Limited for the purpose of notifying the Commission that the foregoing company is or will be a foreign utility company ("FUCO") within the meaning of Section 33 of the Act, and hereby claims status as a FUCO under the Act.

     This notification amends and restates, in its entirety, an earlier notification filed on October 29, 1997, by The AES Corporation with respect to Jiaozuo Wang Fang Power Company Limited.

ITEM 1

     Foreign utility status is claimed by Jiaozuo AES Wang Fang Power Company Limited ("Jiaozuo") located in Henan Province, the People's Republic of China ("PRC"). Its business address is Daiwangzhen, Jiaozuo City, Henan Province, China. Jiaozuo is the owner and operator of a 2 x 125 MW coal-fired electricity generating plant and associated transmission facilities in Henan Province, PRC.

     Jiaozuo is a sino-foreign cooperative joint venture enterprise between Jiaozuo Aluminum Mill ("Jiaozuo Mill") and Jiaozuo Power Partners, L.P. ("Jiaozuo Power Partners"), with Jiaozuo Mill holding a 30% ownership interest and Jiaozuo Power Partners holding a 70% ownership interest. Jiaozuo Power Partners is a wholly owned subsidiary of AES China Generating Co. Ltd. ("AES Chigen"). The AES Corporation owns 100% of AES Chigen's outstanding voting shares.
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ITEM 2

     Jiaozuo does not have any domestic associate public-utility companies as such terms are used in the Act.

EXHIBIT A

     No state commission certification is required under Section 33(a)(2) of the Act in connection with this filing.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                         By : __________________________
                                              William R. Luraschi
                                              General Counsel
                                              The AES Corporation
                                              1001 N. 19th Street
                                              Arlington, Virginia 22209
                                              (703) 522-1315

Dated :   December 29, 1998